SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 2005

Commission File Number 0-28800

_____

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of August 2005, incorporated by reference herein:

<u>Exhibit</u>

99.1 Release dated August 25, 2005, entitled "REPORT TO SHAREHOLDERS FOR THE SIX MONTHS ENDED 30 JUNE 2005"
99.2 Release dated August 25, 2005, entitled "NEW FINANCE DIRECTOR FOR DRDGOLD"
99.3 Release dated August 25, 2005, entitled "STEADY POST-RESTRUCTURING RECOVERY AT SA OPERATIONS"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: August 25, 2005

By: / Themba Gwebu
    Name: Themba Gwebu
    Title: Company Secretary

Exhibit 99.1

DRDGOLD▶
we do what we say

Report to shareholders for the six months ended
30 June 2005

2005 FINANCIAL YEAR

DRDGOLD LIMITED

(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
ARBN 086 277616 • JSE trading symbol: DRD • ISIN Code: ZAE 000058723
Issuer code: DUSM • NASDAQ trading symbol: DROOY • ASX trading symbol: DRD ("DRDGOLD" or "the Company")

Group Results (Unaudited)

KEY FEATURES

- Cash operating profit up by 7% to R157.1 million
- R180 million capital raising
- Emperor investment written down to A$0.28 cents per share
- A$10 million convertible loan and operational support for Emperor
- Buffelsfontein liquidated following the loss of No. 5 shaft
- Improved balance sheet – current ratio at 1.45

KEY RESULTS SUMMARY

Group		**6 months to 30 Jun 2005**	6 months to 31 Dec 2004	6 months to 30 Jun 2004	**12 months to 30 Jun 2005**	12 months to 30 Jun 2004
Attributable gold production *						
Australasian operations	oz	**151 996**	165 138	144 004	**317 134**	233 190
	kg	**4 726**	5 138	4 479	**9 864**	7 253
South African operations	oz	**125 485**	126 417	156 202	**251 902**	329 972
	kg	**3 903**	3 932	4 858	**7 835**	10 263
Discontinued operations	oz	**47 584**	152 266	169 017	**199 850**	341 861
	kg	**1 480**	4 736	5 257	**6 216**	10 633
Group	oz	**325 065**	443 821	469 223	**768 886**	905 023
	kg	**10 109**	13 806	14 594	**23 915**	28 149
Cash operating costs						
Australasian operations	US$ per oz	**254**	206	204	**231**	219
	ZAR per kg	**50 889**	41 103	45 085	**46 289**	48 641
South African operations	US$ per oz	**407**	498	431	**453**	385
	ZAR per kg	**81 575**	99 590	93 035	**90 598**	85 453
Discontinued operations	US$ per oz	**665**	459	388	**508**	400
	ZAR per kg	**133 275**	91 814	82 894	**101 701**	88 710
Group	US$ per oz	**377**	372	336	**375**	344
	ZAR per kg	**75 627**	74 339	72 565	**75 095**	76 209
Gold price received (Group)	US$ per oz	**428**	420	401	**423**	391
	ZAR per kg	**85 771**	83 941	87 240	**84 690**	86 788
Capital expenditure (Net Group)	US$ million	**10.2**	12.5	10.4	**22.7**	23.2
	ZAR million	**63.3**	77.9	70.0	**141.2**	160.4

* Attributable – Including Emperor Mines Limited ("Emperor") (45.33%) and Crown Gold Recoveries (Pty) Limited ("CGR") (40%)

STOCK
Issued capital
296 206 048 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 326 348 457

Stock traded	JSE	ASX	NASDAQ	FRANKFURT
Average volume for the 6 months per day ('000)	191	20	3 082	103
% of issued stock traded (annualized)	17	2	272	9
Price • High	9.1	A$2.10	US$1.57	Euro 1.18
• Low	4.15	A$0.76	US$0.30	Euro 0.50
• Close	5.69	A$1.12	US$0.88	Euro 0.77

NOTE REGARDING FINANCIAL INFORMATION

The condensed consolidated financial statements, Key Results Summary and Overview are based on our financial statements for the six months ended 30 June 2005 and for the twelve months ended 30 June 2005 prepared in accordance with South African Statements of Generally Accepted Accounting Practice. The company will be releasing US GAAP financial statements for the twelve months ended 30 June 2005 on or before 31 December 2005, which it will file with the US Securities and Exchange Commission ("SEC") on Form 20F.

FORWARD-LOOKING STATEMENTS

Some of the information in this report may contain projections or other forward looking statements regarding future events or other financial performance, including forward-looking statements and information relating to DRDGOLD that are based on the beliefs of management, as well as assumptions made by and information currently available to management. When used in this report, the words "estimate", "project", "believe", "anticipate", "intend", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect management's current views with respect to future events and are subject to risks, uncertainties and assumptions.

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2004, which we filed with the SEC on 29 November 2004 on Form 20-F, as amended by the Form 20-F/A filed on 29 April 2005, and those detailed from time to time with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.

OVERVIEW

Dear shareholder

Safety

With deep regret we report that eight of our employees died in work-related incidents during the second half of the 2005 financial year – four related to the discontinued operations at our North West Operations ("NWO"), compared with two during the first half. Our Fatal Injury Frequency Rate ("FIFR") from continuing operations

deteriorated from 0.16 in the first half to 0.70 in the second, our Lost Time Injury Frequency Rate ("LTIFR") from 5.43 to 10.88 and our Reportable Injury Frequency Rate ("RIFR") from 2.30 to 3.95.

Total operations had one less fatality in 2005 compared with 2004, but given a decline in our total number of employees, the FIFR year on year was unchanged at 0.25. While the RIFR for the year declined slightly from 3.49 to 3.44, the LTIFR increased from 8.99 to 9.55.

The earthquake at NWO in South Africa in March 2005 undoubtedly skewed our performance overall but these are disappointing results, nonetheless. In our South African operations particularly, management, employees and their representatives are looking afresh at issues such as underground support standards and are re-gauging the effectiveness of current training and orientation programs designed to create greater awareness and achieve behavioural change.

Individually, some operations have achieved distinction during the year, most notably our Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") mine which won the West Rand Mine Managers' Association Safety Competition for the seventh consecutive year.

PRODUCTION

The Group's attributable production for the second half was 27% lower than for the first at 325 065 ounces (10 109 kilograms). While this was due mainly to the discontinuation of mining at the Buffelsfontein Gold Mines Limited ("Buffelsfontein") following the earthquake, a decline in production from the Australasian operations for the period was also a contributing factor.

AUSTRALASIAN OPERATIONS

Year on year, attributable production from the Australasian operations was 36% higher at 317 134 ounces. This represents 56% of DRDGOLD's total production for the year if production from discontinued operations is excluded. In essence, the weighting of the Australasian operations in DRDGOLD's production profile has continued to grow.

Lower gold production has reflected in higher unit costs. For the region, cash operating unit costs in the second half were 23% higher than in the first at US$254 per ounce. At Tolukuma they were 18% higher at US$367 per ounce; at Porgera, 25% higher at US$208 per ounce; and at Emperor, 35% higher at US$507 per ounce. Rising fuel costs which have impacted on power generation, logistics and other consumables have been a compounding common factor for all three operations.

SOUTH AFRICAN OPERATIONS

Attributable production from continuing operations was less than 1% lower in the second half at 125 485 ounces, reflecting a pleasing degree of stabilisation resulting from the restructuring process that continued for the whole of the 2005 financial year. Production from the these operations, year on year, was 24% lower at 251 902 ounces due to the restructuring.

What happened to cash operating unit costs during the second half vindicates our restructuring activity; for the South African operations as a whole, they dropped 18% from the first half to US$407 per ounce. There is little doubt that, had we not acted how we did when we did, the South African operations would not have survived.

DISCONTINUED OPERATIONS

As has been previously reported, Buffelsfontein, a wholly owned subsidiary of DRDGOLD went into provisional liquidation on 22 March 2005. The loss from the discontinued operations amounted to R291.1 million for the financial year ending 30 June 2005.

The Company has agreed to abide by the directives issued by the South African Department of Water Affairs and Forestry, in terms of which the Company, Stilfontein, Harmony and AngloGold Ashanti are to equally share the costs of the dewatering, as well as the costs of the continued operation and maintenance of all infrastructure associated with any aspect of management of the water impacting upon the relevant mines/shafts of Buffelsfontein until 31 October 2005. The commitment on behalf of the Company amounts to approximately R1.8 million per month.

FINANCIALS

The Group's cash operating profit from continuing operations for the second half was 7% higher than in the first at R157.1 million and 3% higher year on year at R304.5 million. These results reflect steady recovery of our South African operations as a whole that has followed, particularly during the second half, from the radical restructuring we have conducted and a comparatively sound performance overall from our Australasian operations as a whole – and from Porgera in particular.

While the average US$ gold price received year on year was 8% higher at US$423 per ounce, the ravages of Rand strength are revealed in the average Rand gold price received – more than 2% down at R84 690 per kilogram. In the second half, the average US$ price received was almost 2% higher than in the first half at US$428 per ounce; and fortuitously, a moderate weakening in the Rand resulted in an increase of more than 2% in the average Rand gold price received to R85 771 per kilogram. This was still lower, though, than the average for the 2004 financial year of R86 788.

Group cash operating costs year on year were 9% higher at US$375 per ounce, the benefits of the South African restructuring becoming apparent from the containment of the cash operating cost increase in the second half to little more than 1% compared with the first half. Were it not for a 23% increase in cash operating costs for the Australasian operations as a whole, half-year on half-year, and the residual impact of the NWOs' high costs, we would have done even better.

Net operating profit from continuing operations was 34% higher at R41.2 million for the six months ending 30 June 2005 compared to the previous six months ending 31 December 2004. The loss before taxation of R140 million included a loss of R127.4 million from associates. The loss from associates represents an impairment of DRDGOLD's 45.33% investment in Emperor down to A$0.28c per share.

Shareholders' equity increased from R428.1 million to R627.1 million and the current ratio increased from 0.84 to 1.45. During the six months ending 30 June 2005 the Eskom 'gold for electricity' contract was closed out. Cash and cash equivalents increased to R241.2 million from R143.1 million as at 31 December 2004. Your attention is drawn to the withdrawal by KPMG Inc. of the emphasis of matter as per our interim financial report which we filed with the United States Securities and Exchange Commission on 2 June 2005.

CORPORATE DEVELOPMENTS

We have reported extensively in recent weeks on our two most significant corporate developments during the half year:

– the signing of a Memorandum of Understanding ("MOU") regarding the next steps in our Black Economic Empowerment ("BEE") relationship with Khumo Bathong Holdings (Pty) Limited ("KBH"); and

– our financial and management assistance package to Emperor.

THE WAY FORWARD

The 2005 financial year has been one of the toughest in DRDGOLD's recent history. It was disappointing – and for a while discouraging – to witness the deleterious impact of two major extraneous factors on our plans for the Company's growth and development ambitions. Here, we refer to the Rand strength/Rand gold price weakness combination and to the devastating earthquake which precipitated our struggling NWO into provisional liquidation.

This was our 110th year in business however, and we would simply not have survived this long had it been in our nature as a corporate entity to simply 'give up'. We have long characterized ourselves as the 'turnaround' experts, fixing or as a last resort, closing, mature gold mining operations that the more faint-hearted had long since abandoned. More recently we've argued that we do what we say, even when it is unpleasant and what some people want neither to witness nor hear.

The restructuring of our South African operations was unpleasant and tested to the extreme our relationships with many of our key stakeholders. But we are now a whole lot more confident, not only about these operations surviving the macro economic environment of which they are part, but indeed, about their holding their own well into the future.

We rank among few in the South African gold mining industry to have announced ore replacement strategies recently – specifically, the No 2 Sub-Shaft Project and extensions to the surface retreatment project at Blyvoor, and underground exploration at East Rand Proprietary Mines Limited ("ERPM") of the contiguous Sallies property. We're optimistic, too, of further brownfields opportunities provided we continue to manage current mine planning and costs as tightly as we have in the 2005 financial year. What better time then to extend our relationship with our BEE partner, and get back on track as a serious player in the South African gold mining industry for the duration.

We could have hoped, given the difficulties faced by our South African business during the year, that our Australasian interests had not come somewhat 'off the boil' in the second half but such is life. As the South African operations have been restored to rights, we have been able to redirect financial and human resources to Australasia, building our support systems there just when they are needed. Already – at Emperor's Vatukoula mine in Fiji, particularly – the difference is being felt.

In summary then, we have entered the 2006 financial year in much better shape – materially and psychologically – than we entered the 2005 financial year. From past events we have learned never to be sanguine, but the 2006 financial year is at least starting on a better base.

DR PASEKA NCHOLO
Non-Executive Chairman

MARK WELLESLEY-WOOD
Chief Executive Officer

25 August 2005

The condensed consolidated financial statements below are prepared in accordance with South African Statements of Generally Accepted Accounting Practice (SA GAAP) and have not been audited or reviewed by our auditors. The accounting policies are, in all material respects, consistent with those used to prepare the annual financial statements for the year ended 30 June 2004.

CONSOLIDATED	6 months to 30 Jun 2005 (Unaudited)	6 months to 31 Dec 2004 (Reviewed)*	6 months to 30 Jun 2004 (Reviewed)*	12 months to 30 Jun 2005 (Unaudited)	12 months to 30 Jun 2004 (Reviewed)*
Income Statements	R m	R m	R m	R m	R m
Continuing operations					
Gold and silver revenue	**570.0**	581.9	691.7	**1 151.9**	1 268.8
Cash operating costs	**(412.9)**	(434.5)	(514.6)	**(847.4)**	(972.4)
Cash operating profit	**157.1**	147.4	177.1	**304.5**	296.4
Corporate administration and other expenses	**(39.0)**	(71.6)	(59.9)	**(110.6)**	(158.8)
Business development	**(8.5)**	(9.5)	(3.5)	**(18.0)**	(6.1)
Exploration costs	**(6.6)**	(4.9)	–	**(11.5)**	–
Care and maintenance costs	**(4.5)**	(6.1)	(3.6)	**(10.6)**	(8.3)
Cash profit from operations	**98.5**	55.3	110.1	**153.8**	123.2
Retrenchment costs	**(5.6)**	(20.5)	(5.9)	**(26.1)**	(6.2)
Investment income	**(33.4)**	14.5	16.3	**(18.9)**	124.7
Interest paid	**(18.3)**	(18.5)	(15.4)	**(36.8)**	(40.7)
Net operating profit	**41.2**	30.8	105.1	**72.0**	201.0
Rehabilitation and post closure provisions	**(19.8)**	2.7	(6.0)	**(17.1)**	(8.6)
Depreciation	**(44.5)**	(66.4)	(126.2)	**(110.9)**	(189.0)
Profit/(loss) on financial instruments	**5.0**	1.7	13.2	**6.7**	(21.4)
Movement in gold in process	**5.5**	5.2	22.8	**10.7**	6.4
Loss from associates**	**(127.4)**	(20.7)	(88.9)	**(148.1)**	(88.9)
Loss before taxation	**(140.0)**	(46.7)	(80.0)	**(186.7)**	(100.5)
Taxation	**(33.4)**	(36.6)	(46.4)	**(70.0)**	(51.0)
Deferred taxation	**52.4**	(10.1)	(82.6)	**42.3**	(47.7)
Loss after taxation	**(121.0)**	(93.4)	(209.0)	**(214.4)**	(199.2)
Profit on sale of assets/investment	**–**	3.0	–	**3.0**	–
Impairments	**–**	–	(22.4)	**–**	(22.4)
Discontinued operations					
Loss for the period from discontinued operations	**(11.4)**	(279.7)	(447.7)	**(291.1)**	(494.8)
Minority interest	**–**	–	–	**–**	–
Net loss	**(132.4)**	(370.1)	(679.1)	**(502.5)**	(716.4)
Headline loss per share – cents					
– From continuing operations	**(18.5)**	(37.8)	(99.5)	**(55.6)**	(99.1)
– Total operations	**(47.3)**	(64.4)	(252.7)	**(111.1)**	(328.3)
Basic loss per share – cents					
– From continuing operations	**(45.0)**	(36.6)	(102.6)	**(82.0)**	(102.4)
– Total operations	**(49.3)**	(149.9)	(301.2)	**(195.0)**	(330.9)
Calculated on the weighted average ordinary shares issued of:	**268 646 022**	246 924 284	225 438 347	**257 695 796**	216 509 843
Diluted headline loss per share – cents	**(47.3)**	(64.4)	(252.7)	**(111.1)**	(328.3)
Diluted basic loss per share – cents	**(49.3)**	(149.9)	(301.2)	**(195.0)**	(330.9)

* Financial results have been restated to disclose discontinued operations
** Loss from associates include DRDGOLD's write down of its investment in Emperor to A$0.28 cents per share

CONDENSED CONSOLIDATED	As at 30 Jun 2005 (Unaudited)	As at 31 Dec 2004 (Reviewed)	As at 30 Jun 2004 (Reviewed)
Balance Sheets	R m	R m	R m
Employment of capital			
Net mining assets	**799.1**	707.4	956.1
Investments	**108.4**	213.8	92.4
Environmental trust funds	**42.9**	144.4	143.3
Other non-current assets	**214.6**	186.2	200.8
Current assets	**399.9**	331.4	359.0
Inventories	**103.3**	93.6	103.5
Trade and other receivables	**55.4**	94.7	114.6
Cash and cash equivalents	**241.2**	143.1	140.9
	1 564.9	1 583.2	1 751.6
Capital employed			
Shareholders' equity	**627.1**	428.1	564.1
Minority shareholders' interest	**5.8**	5.8	5.8
Long-term borrowings	**359.3**	300.6	309.0
Derivative instruments	**3.7**	9.7	31.8
Rehabilitation and post closure provisions	**151.0**	242.6	245.4
Deferred mining and income taxes	**95.7**	127.9	132.4
Provisions	**45.7**	72.3	82.9
Current liabilities	**276.6**	396.2	380.2
Trade and other payables	**211.9**	328.7	321.7
Derivative instruments – net	**–**	15.3	–
Current portion of long-term borrowings	**64.7**	52.2	58.5
	1 564.9	1 583.2	1 751.6

CONDENSED CONSOLIDATED

Changes in Shareholders' Interest	6 months to 30 Jun 2005 (Unaudited) R m	6 months to 31 Dec 2004 (Reviewed) R m	6 months to 30 Jun 2004 (Reviewed) R m	12 months to 30 Jun 2005 (Unaudited) R m	12 months to 30 Jun 2004 (Reviewed) R m
Shareholders' interest at the beginning of the period	428.1	564.1	1 092.6	564.1	456.1
Share capital issued	225.6	270.3	239.2	495.9	883.6
– for acquisition finance and cash	240.7	281.9	237.4	522.6	882.4
– for share options exercised	–	0.5	5.8	0.5	2.2
– for costs	(15.1)	(12.1)	(4.0)	(27.2)	–
– for equity portion of convertible note	–	–	–	–	(1.0)
Movement in retained income	(132.4)	(370.1)	(679.1)	(502.5)	(716.4)
Currency adjustments and other movements	105.8	(36.2)	(88.6)	69.6	(59.2)
Shareholders' interest at the end of the period	627.1	428.1	564.1	627.1	564.1
Reconciliation of headline loss					
Net loss	(132.4)	(370.1)	(679.1)	(502.5)	(716.4)
Adjusted for:					
– impairment of associate and mining assets	70.5	214.0	109.5	284.5	5.2
– gain on liquidation of subsidiary	(65.2)	–	–	(65.2)	–
– (profit)/loss on sale of investments	–	(3.0)	–	(3.0)	0.4
Headline loss	(127.1)	(159.1)	(569.6)	(286.2)	(710.8)

CONDENSED CONSOLIDATED

Cash Flow Statements	6 months to 30 Jun 2005 (Unaudited) R m	6 months to 31 Dec 2004 (Reviewed) R m	6 months to 30 Jun 2004 (Reviewed) R m	12 months to 30 Jun 2005 (Unaudited) R m	12 months to 30 Jun 2004 (Reviewed) R m
Net cash (out)/in flow from operations	(55.2)	(72.6)	44.1	(127.8)	(59.0)
Working capital changes	(10.0)	8.6	(14.2)	(1.4)	117.9
Net cash outflow from investing activities	(63.6)	(220.9)	(105.6)	(284.5)	(660.8)
Net cash in flow from financing activities	223.7	303.0	46.3	526.7	477.7
Increase/(decrease) in cash and cash equivalents	94.9	18.1	(29.4)	113.0	(124.2)
Translation adjustment	3.2	(15.9)	24.9	(12.7)	(66.7)
Opening cash and cash equivalents	143.1	140.9	145.4	140.9	331.8
Closing cash and cash equivalents	241.2	143.1	140.9	241.2	140.9
Reconciliation of net cash (out)/in flow from operations					
Net operating profit from continued operations	41.2	30.8	105.1	72.0	201.0
Net operating (loss)/profit from discontinued operations	(76.9)	(51.4)	2.7	(128.3)	(90.5)
Net operating (loss)/profit	(35.7)	(20.6)	107.8	(56.3)	110.5
Adjusted for:					
Interest provision on convertible bond	13.7	13.6	14.5	27.3	29.7
Amortization of costs of convertible notes	3.7	3.8	3.7	7.5	7.9
Financial instruments	(4.7)	(5.2)	(4.5)	(9.9)	(171.9)
Unrealized foreign exchange gain	3.5	(12.6)	(32.0)	(9.1)	28.0
Growth in Environmental Trust Funds	(3.9)	(1.0)	(3.7)	(4.9)	(7.6)
Profit on sale of assets and other non-cash items	–	3.0	4.6	3.0	–
Interest paid	(12.3)	(12.3)	(19.7)	(24.6)	(27.5)
Taxation paid	(19.5)	(41.3)	(26.6)	(60.8)	(28.1)
Net cash (out)/in flow from operations	(55.2)	(72.6)	44.1	(127.8)	(59.0)

KEY OPERATING AND FINANCIAL RESULTS (Unreviewed)

Australasian operations

Porgera (20% Share of Joint Venture)		6 months to 30 Jun 2005	6 months to 31 Dec 2004	6 months to 30 Jun 2004	12 months to 30 Jun 2005	12 months to 30 Jun 2004
Ore milled	t'000	594	606	646	1 200	941
Yield	g/t	4.86	5.27	4.88	5.07	4.87
Gold produced	oz	92 815	102 579	101 339	195 394	147 475
	kg	2 888	3 191	3 152	6 079	4 587
Cash operating costs	US$ per oz	208	166	184	186	196
	ZAR per kg	41 683	33 110	41 319	37 291	43 480
	ZAR per tonne	203	174	202	189	212
Cash operating profit	US$ million	20.3	26.3	22.9	46.6	31.7
	ZAR million	126.6	163.2	159.6	289.8	218.5
Capital expenditure	US$ million	9.2	6.9	2.3	16.1	4.1
	ZAR million	57.3	42.9	16.0	100.2	28.3

Tolukuma		6 months to 30 Jun 2005	6 months to 31 Dec 2004	6 months to 30 Jun 2004	12 months to 30 Jun 2005	12 months to 30 Jun 2004
Ore milled	t'000	104	107	102	211	196
Yield	g/t	11.24	11.24	13.01	11.24	13.60
Gold produced	oz	37 647	38 667	42 665	76 314	85 715
	kg	1 169	1 203	1 327	2 372	2 666
Cash operating costs	US$ per oz	367	312	253	346	259
	ZAR per kg	73 632	62 306	54 028	69 348	57 522
	ZAR per tonne	828	701	703	780	782
Cash operating profit	US$ million	3.1	4.1	6.1	7.2	10.9
	ZAR million	19.2	25.4	41.4	44.6	75.2
Capital expenditure	US$ million	1.1	2.3	4.0	3.4	6.0
	ZAR million	6.9	14.4	27.1	21.3	41.3

Emperor (45.33% attributable)		6 months to 30 Jun 2005	6 months to 31 Dec 2004	6 months to 30 Jun 2004	12 months to 30 Jun 2005	12 months to 30 Jun 2004
Ore milled	t'000	108	105	–	213	–
Yield	g/t	6.19	7.09	–	6.63	–
Gold produced	oz	21 534	23 892	–	45 426	–
	kg	669	744	–	1 413	–
Cash operating costs	US$ per oz	507	376	–	431	–
	ZAR per kg	100 986	75 208	–	85 957	–
	ZAR per tonne	624	543	–	580	–

South African operations

Blyvoor		6 months to 30 Jun 2005	6 months to 31 Dec 2004	6 months to 30 Jun 2004	12 months to 30 Jun 2005	12 months to 30 Jun 2004
Ore milled						
Underground	t'000	278	309	416	587	831
Surface	t'000	1 587	1 345	1 469	2 932	2 287
Total	t'000	1 865	1 654	1 885	3 519	3 118
Yield						
Underground	g/t	7.59	7.06	6.84	7.31	7.42
Surface	g/t	0.26	0.24	0.35	0.25	0.47
Total	g/t	1.36	1.52	1.78	1.43	2.33
Gold produced						
Underground	oz	67 870	70 088	91 501	137 958	198 211
	kg	2 111	2 180	2 846	4 291	6 165
Surface	oz	13 439	10 481	16 525	23 920	34 883
	kg	418	326	514	744	1 085
Total	oz	81 309	80 569	108 026	161 878	233 094
	kg	2 529	2 506	3 360	5 035	7 250
Cash operating costs						
Underground	US$ per oz	442	525	440	484	387
	ZAR per kg	88 492	104 884	94 996	96 887	85 748
	ZAR per tonne	672	740	650	708	636
Surface	US$ per oz	233	321	380	272	378
	ZAR per kg	46 641	64 190	82 175	54 331	83 776
	ZAR per tonne	12	16	29	14	40
Total	US$ per oz	407	498	431	453	385
	ZAR per kg	81 575	99 590	93 035	90 598	85 453
	ZAR per tonne	111	151	166	130	199
Cash operating profit/(loss)	US$ million	1.8	(6.6)	(3.6)	(4.8)	0.3
	ZAR million	11.3	(41.2)	(24.0)	(29.9)	2.7
Capital expenditure	US$ million	–	(0.1)	2.0	(0.1)	8.8
	ZAR million	(0.3)	(0.4)	13.0	(0.7)	60.4

Crown (40% attributable)		6 months to 30 Jun 2005	6 months to 31 Dec 2004	6 months to 30 Jun 2004	12 months to 30 Jun 2005	12 months to 30 Jun 2004
Ore milled	t'000	1 745	1 807	1 975	3 552	4 011
Yield	g/t	0.38	0.41	0.40	0.40	0.40
Gold produced	oz	21 529	23 895	25 232	45 424	51 982
	kg	670	743	785	1 413	1 617
Cash operating costs	US$ per oz	412	379	351	395	343
	ZAR per kg	82 297	75 805	75 518	78 890	75 967
	ZAR per tonne	32	31	30	31	31

ERPM (40% attributable)		**6 months to 30 Jun 2005**	6 months to 31 Dec 2004	6 months to 30 Jun 2004	**12 months to 30 Jun 2005**	12 months to 30 Jun 2004
Ore milled						
Underground	t'000	**63**	82	114	**145**	230
Surface	t'000	**390**	362	86	**752**	87
Total	t'000	**453**	444	200	**897**	317
Yield						
Underground	g/t	**8.51**	6.92	6.07	**7.58**	5.97
Surface	g/t	**0.43**	0.33	0.24	**0.38**	0.25
Total	g/t	**1.55**	1.54	3.57	**1.55**	4.40
Gold produced						
Underground	oz	**17 233**	18 159	22 248	**35 392**	44 189
	kg	**536**	565	692	**1 101**	1 374
Surface	oz	**5 414**	3 794	696	**9 208**	707
	kg	**168**	118	21	**286**	22
Total	oz	**22 647**	21 953	22 944	**44 600**	44 896
	kg	**704**	683	713	**1 387**	1 396
Cash operating costs	US$ per oz	**411**	412	366	**411**	367
	ZAR per kg	**82 196**	82 382	78 789	**82 287**	81 543
	ZAR per tonne	**127**	127	281	**127**	359

Discontinued operations

North West (Hartebeestfontein and Buffelsfontein mines)		**6 months to 30 Jun 2005**	6 months to 31 Dec 2004	6 months to 30 Jun 2004	**12 months to 30 Jun 2005**	12 months to 30 Jun 2004
Ore milled						
Underground	t'000	**246**	740	799	**986**	1 665
Surface	t'000	**320**	564	94	**884**	1 493
Total	t'000	**566**	1 304	893	**1 870**	3 158
Yield						
Underground	g/t	**4.68**	5.70	6.02	**5.44**	5.58
Surface	g/t	**1.03**	0.92	4.77	**0.96**	0.90
Total	g/t	**2.61**	3.63	5.89	**3.32**	3.37
Gold produced						
Underground	oz	**37 006**	135 516	154 613	**172 522**	298 681
	kg	**1 151**	4 215	4 809	**5 366**	9 290
Surface	oz	**10 578**	16 750	14 404	**27 328**	43 180
	kg	**329**	521	448	**850**	1 343
Total	oz	**47 584**	152 266	169 017	**199 850**	341 861
	kg	**1 480**	4 736	5 257	**6 216**	10 633
Cash operating costs						
Total	US$ per oz	**665**	459	388	**508**	400
	ZAR per kg	**133 275**	91 814	82 894	**101 701**	88 710
	ZAR per tonne	**348**	333	488	**338**	299
Cash operating (loss)/profit	US$ million	**(12.1)**	(6.5)	1.7	**(18.6)**	(4.4)
	ZAR million	**(75.3)**	(40.2)	15.1	**(115.5)**	(30.6)
Capital expenditure (net)	US$ million	**(0.1)**	3.4	2.1	**3.3**	4.3
	ZAR million	**(0.7)**	21.0	13.8	**20.3**	29.8

Share Option Scheme

The following summary provides information in respect of the DRDGOLD (1996) Share Option Scheme as at 30 June 2005:

	Number of options	% of issued capital
In issue	12 542 409	4.23
Options currently vested	6 507 374	2.2

DRDGOLD

we do what we say

DIRECTORS

Executives:
MM Wellesley-Wood (Chief Executive Officer) *
IL Murray (Chief Financial Officer)
(* British) (** Australian) (*** American)

Non-executives:
MP Ncholo (Non-Executive Chairman)
J Turk***

Independent non-executives:
RP Hume
GC Campbell *
DJM Blackmur **

Group Company Secretary:
T Gwebu

For further information, contact Ilja Graulich at:
Tel: (+27-11) 219-8700 • Fax: (+27-11) 476-2637 • e-mail: ilja.graulich@za.drdgold.com • website: http://www.drdgold.com
EBSCO House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa • PO Box 390, Maraisburg, 1700, South Africa

Exhibit 99.2

DRDGOLD Limited
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARB number: 086 277 616
("DRDGOLD" OR "THE COMPANY")

NEW FINANCE DIRECTOR FOR DRDGOLD

DRDGOLD is pleased to announce the appointment of John Sayers as the company's new Finance
Director ("FD") and Chief Financial Officer ("CFO") with effect from
5 September 2005. In the former capacity, he becomes an Executive Director of DRDGOLD.

Sayers (59) takes over the roles of FD and CFO from Ian Murray, who has served as the company's
Finance Director since 2000. After ensuring a smooth handover to Sayers, Murray will focus on his role
as DRDGOLD's Corporate Development Officer, primarily in the Australasian region. He will continue
to serve as an Executive Director of DRDGOLD.

Sayers brings to DRDGOLD almost 40 years of financial experience, most recently as Financial
Director of Nampak Limited (1996-2004) and, immediately prior to that, as Financial Director of Altron
Limited (1989-1996).

His role in DRDGOLD will be to focus on further strengthening financial systems and preparing the
Group for proposed accounting changes, such as International Financial Reporting Standards, over the
next few years.

Commenting on the appointment, DRDGOLD Chairman Paseka Ncholo said, "We are pleased to have
secured the services of someone with John's depth of experience and look forward to his contributing to
DRDGOLD's drive to stay ahead of the challenges facing the gold mining sector, particularly in a South
African context."

Johannesburg
25 August 2005

Queries:

South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 219 8707 (office)

+27 83 604 0820 (mobile)

James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

North America
Investor and Media Relations
Barbara Cano, Breakstone & Ruth International
+1 646 452 2334 (office)

Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)

United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398

Exhibit 99.3

DRDGOLD LIMITED

DRDGOLD PRESS RELEASE

For immediate release

498/05-jmd

<u>‘Steady, post-restructuring recovery at SA operations’</u>

7% INCREASE IN OPERATING PROFIT; COST INCREASES CONTAINED

Johannesburg, South Africa. 25 August 2005. DRDGOLD Limited (JSE: DRD; NASDAQ: DROOY; ASX: DRD; POM SoX: DRD) today reported a 7% increase in Group cash operating profit to R157.1 million for the second half of FY05.

DRDGOLD CEO Mark Wellesley-Wood said that this result, together with a 3% increase year on year to R304.5 million, reflected both a steady recovery of the company’s South African operations from “radical, largely Rand-induced restructuring” and a comparatively sound performance overall from its Australian operations.

“While past events have taught us never to be sanguine, we have entered FY06 in much better shape – materially and psychologically – than we entered FY05,” he said.

Although the average US Dollar gold price received year on year was 8% higher at US$423 per ounce, the ravages of Rand strength were revealed in the average Rand gold price received in FY05 – more than 2% down at R84 690 per kilogram, Wellesley-Wood commented.

In the second half, the average US Dollar price received was almost 2% higher than in the first half at US$428 per ounce and, ‘fortuitously’, a moderate weakening in the Rand resulted in an increase of more than 2% in the average Rand gold price received to R85 771 per kilogram.

“This was still lower, however, than the average for FY04 of R86 788 per kilogram.”

While Group cash operating costs year on year were 9% higher at US$375 per ounce, the benefits of the African restructuring were apparent from the containment of the cash operating cost increase in the second half to little more than 1% compared with the first half, Wellesley-Wood said.

“Were it not for a 23% increase in cash operating costs for the Australasian operations as a whole half-year on half-year, and the residual impact of the discontinued North West Operations’ high costs, we would have done even better.”

Although net operating profit for the second half of FY05 was 34% higher at R41.2 million, an impairment of R127.4 million on DRDGOLD's 45.33% investment in Emperor to A$0.28c per share was the major contributor to a R140.0 million pre-tax loss.

"We could have hoped, given the difficulties faced by our South African business during the year, that our Australasian interests had not come somewhat 'off the boil' in the second half.

"However, as the South African operations have been restored to rights, we have been able to redirect financial and human resources to Australasia, building our support systems there just when they are needed.

"Specifically, we have bolstered our Brisbane office with the re-location of Michael Marriott from South Africa as our Chief Operating Officer in Australasia, joining Divisional Director Richard Johnson and Financial Manager André Labuschagne, and we have appointed Sandra Spencer as Human Resources Manager. At Emperor's Vatukoula Mine, Sean O'Connor from South Africa has become General Manager as part of the finance and operating support package we announced recently.

The difference is being felt already," Wellesley-Wood said.

Shareholders' equity increased to R627.1 million in the second half of FY05 compared with R428.1 million in the first half, and the current ratio from 0.84 to 1.45. Cash and cash equivalents increased from R143.1 million to R241.2 million.

Queries:

South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 219 8707 (office)
+27 83 604 0820 (mobile)

James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

North America
Investor and Media Relations
Barbara Cano, Breakstone Group International
+1 646 452 2334 (office)

Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)

United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398

DRDGOLD is an intermediate unhedged gold producer with mines in South Africa as well as Australasia. The company's production profile is split equally between its highly leveraged SA operations and its low cost, cash generative offshore mines.

DRDGOLD has primary listings on the Johannesburg (JSE:DRD) and Australian (ASX:DRD) stock exchanges and secondary listings on NASDAQ (DROOY), the London and Port Moresby stock exchanges and the Paris and Brussels Bourses. Its shares are also traded on the regulated unofficial market of the Frankfurt Stock Exchange and the Berlin OTC Market.

For more information, please visit www.drdgold.com

FORWARD-LOOKING STATEMENTS

Some of the information in this press release may contain projections or other forward looking statements regarding future events or other financial performance, including forward-looking statements and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this release, the words "estimate", "project", "believe", anticipate", "intend", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to us or difficulties in maintaining necessary licenses or other governmental approvals, changes in our competitive position, changes in business strategy, any major disruption in production at our key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2004, which we filed with the United States Securities and Exchange Commission on 29 November 2004 on Form 20-F, as amended by the Form 20-F/A filed on 29 April 2005 and those detailed from time to time with the United States Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.